GETTY REALTY CORP.

Two Jericho Plaza, Suite 110

Jericho, New York 11753-1681

VIA E-MAIL AND EDGAR

May 14, 2018

Shannon Sobotka

Staff Accountant

Office of Real Estate & Commodities

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3233

100 F Street, NE

Washington, DC 20549

Re:	Getty Realty Corp.
Form 10-K for the year ended December 31, 2017
Filed March 1, 2018
File No. 001-13777

Dear Ms. Sobotka:

This letter is submitted on behalf of Getty Realty Corp. (the “Company,”) in response to the comment letter dated May 8, 2018, from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission to Danion Fielding, Chief Financial Officer and Treasurer of the Company. For your convenience, we have set forth the Staff’s original comment in italics immediately preceding our response thereto.

Item 9B. Other Information, page 68

1.

We note your disclosure that the selected combined financial data is audited. We further note your response in your letter dated August 28, 2017 that in future filings you will either include an audit report and consent from the third-party accounting firm or will not label the summarized financial information as audited. Please clarify and or revise your disclosure in future filings.

Response: The Staff’s comment is noted. We inadvertently included the word “audited” in our disclosure. In future filings, the Company will not label the summarized financial information as audited.

If you have any further comments or would like to discuss the Company’s responses, please do not hesitate to contact the undersigned at (516) 478-5400.

Respectfully submitted,

/s/ Danion Fielding

Danion Fielding

Chief Financial Officer and Treasurer

cc:	William Demarest, SEC Staff Accountant
Joshua Dicker, Esq., General Counsel and Secretary
Wm. David Chalk, Esq., DLA Piper LLP (US)